PL Capital, LLC

47 EAST CHICAGO AVENUE
SUITE 336
NAPERVILLE, ILLINOIS 60540
TEL.: (630) 848-1340
FAX: (630) 848-1342

67 PARK PLACE EAST
SUITE 675
MORRISTOWN, NJ 07960
TEL.: (973) 539-5400
FAX: (973) 539-5404

January 8, 2015

Mr. George Steinmetz, Chairman
Board of Directors
Malvern Bancorp, Inc.
42 East Lancaster Avenue
Paoli, PA 19301

Dear Mr. Steinmetz:

After reviewing Malvern's proxy statement dated January 2, 2015, PL Capital has decided to not support 2 of the 4 directors up for election at the upcoming annual meeting, namely Mr. Palmer and Mr. Yerkes. While we have no specific concerns about them as individuals, both of them are long standing directors who should take their share of responsibility for the issues Malvern has faced under their watch.

While Mr. Palmer and Mr. Yerkes will undoubtedly be re-elected at the annual meeting regardless of the vote tally, given that it is an uncontested election, we believe they should resign from the board in due course, in 2015, once suitable replacements have been recruited. We are not seeking board representation for PL Capital and we are not suggesting any candidates for the board to consider. It is time for a change though.

As you and I have discussed, PL Capital is supportive of Tony Weagley's hiring and his plans to turn Malvern around. We have also discussed my desire to see the Malvern board make an effort to improve its corporate governance wherever possible as part of the "new" Malvern. Our call for Mr. Palmer and Mr. Yerkes to resign is part of that effort. If they do not resign, in our view it would call into question whether the board is committed to a fresh start.

We are supporting the 2014 Long Term Incentive Plan.

Please feel free to call me at any time. Please note that this letter will be attached to a Schedule 13d as required by SEC regulations.

Sincerely,



Richard Lashley
Principal